ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

January 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Division of Corporation Finance

Re:	Affinion Group Holdings, Inc.
Registration Statement on Form 10

Dear Ladies/Gentlemen:

On behalf of Affinion Group Holdings, Inc. (the “Company”), we enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations under the Exchange Act, a Registration Statement on Form 10 (the “Registration Statement”), relating to the registration of the Common Stock, par value $0.01 per share, of the Company pursuant to Section 12(g) of the Exchange Act.

If any questions should arise in the course of your review of the enclosed Registration Statement, please call me at (212) 872-8115 or, in my absence, Patricia Groot at (212) 872-1024.

Sincerely,

/s/ Rosa A. Testani
Rosa A. Testani

Enclosures

cc:	Brian Fisher, w/encls.
Executive Vice President and General Counsel
Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT 06905

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